16 November 2006

SEC MAIL PROCESSING
RECEIVED
NOV 29 2006
WASH. D.C.
213
SECTION

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

06019016

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
DEC 12 2006
THOMSON
FINANCIAL

Stephen Birrell
CFO & Company Secretary

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

Bionomics Limited

open briefing

corporatefile.com.au

Bionomics Limited
31 Dalgleish Street
Thebarton, South Australia 5031

Date of lodgement: 16-November-2006

Title: Open Briefing®. Bionomics. MD Updates Outlook

Record of interview:

corporatefile.com.au
Bionomics Limited held their AGM in Adelaide last week and you highlighted the company's progress in the financial year ended 30 June 2006 in your address to shareholders. What were the highlights of last year and what do you see as the key milestone achievements for Bionomics in the year ahead?

MD Deborah Rathjen
Bionomics achieved a number of significant milestones last year including: the consolidation of the acquisitions, Neurofit SAS and Iliad Pty Ltd; the nomination of BNC105, our first anti-cancer compound to go into a formal development program; the award of a $3.7 million commercial ready grant; and the licensing deals with Genmab and Labcorp.

Looking ahead to next year, with the contract to manufacture 1.5 kilograms of BNC105 now in place with SAFC Pharma, we anticipate the manufacture of clinical trial material will be completed in early 2007. We will also complete formal toxicology studies and make our submissions to the regulatory authorities to allow the commencement of clinical trials. Our strategy is to undertake clinical trials under a US Food & Drug Administration scheme known as an Investigational New Drug (IND) application. By this time next year, I anticipate that those submissions will have been made and that clinical trials of BNC105 will be able to commence as soon as possible thereafter.

corporatefile.com.au
You also mentioned at the AGM that patent applications were filed in October 2006 for BNC210 and two other compounds in the CNS program pipeline. What is the relevance of these patent applications and do they indicate substantial change in the potential of the patent portfolio?

MD Deborah Rathjen
We have filed patent applications covering our lead compound for the suppression of symptoms of anxiety, BNC210, the first in our anxiety program in addition to two new patent applications, which cover molecules which are the front runners in our multiple sclerosis (MS) program.

We believe these compounds satisfy the key requirements to become drug candidates. For example, BNC210 causes the suppression of anxiety in pre-clinical tests without the side effect of sedation. We've found there is an approximately 1,000 fold difference between the dose at which BNC210 causes suppression of anxiety and the dose at which it induces sedation. BNC210 also has other desirable properties: it is orally active with a plasma half-life in excess of seven hours which means that it may be able to be used once a day to relieve the symptoms of anxiety.

The market for MS drugs is dominated by injectable drugs, so a product profile including oral availability is an important breakthrough for us, which addresses a significant market need. In this regard our preferred compound or front-runner displays over 90 percent oral bio-availability and shows strong suppression of the symptoms of inflammation, a hallmark of the nerve damage observed in MS, in animal tests.

The patent applications and progress to date indicate that we're on track to have additional drug candidates moving forward in both anxiety and MS. This is consistent with our strategy of progressing with a pipeline of drug candidates from the pre-clinical to the clinical Phase II stage, when we will look to partner with larger pharmaceutical or biotechnology companies.

corporatefile.com.au
You also commented at last weeks AGM that BNC105 synergises with the blockbuster drug Avastin®. Can you elaborate on what this means for the potential of BNC105?

MD Deborah Rathjen
Genentech's Avastin® is currently approved for the treatment of lung cancer and metastatic colon cancer, which spreads into other organs. This product, which targets the actively growing blood vessels around the rim of solid tumours has generated over $2 billion in revenues since it was approved in early 2004. BNC105 targets the shutdown of established blood vessels within the core of a solid tumour, preventing further blood flow within the centre of the tumour thereby starving the tumour.

We're very encouraged that BNC105 is able to work in combination with Avastin® in animal trials giving a more complete and prolonged shutdown of the tumour's blood vessels both within the core of the cancer and at the rim of

the cancer. Given the commercial success of Avastin®, we believe that we now have an important pointer to the commercial potential of BNC105.

corporatefile.com.au
Can you provide details of the manufacturing and supply agreement as announced with SAFC Pharma on 25th October? In what ways does the Bionomics Multicore® synthesis technology benefit the manufacture of BNC105?

MD Deborah Rathjen
SAFC Pharma, a unit of Sigma Aldrich, operates in Australia and the USA with part of their business contract manufacturing for biotech companies. Given their track record, we anticipate that SAFC Pharma will deliver 1.5 kilograms of clinical trial quality BNC105 next year under our contractual arrangement for manufacture and supply.

One of the strengths of Multicore® chemistry is that it's able to come up with short and very robust methods of synthesising compounds. These advantages translate to a process which generates a higher yield and lower cost of goods with the potential for larger margins of the commercial product.

We feel confident that SAFC Pharma will be able to manufacture BNC105 to the appropriate standard, which significantly de-risks the program as it moves forward into clinical trials.

corporatefile.com.au
Shareholders approved the issue of 36 million new shares at the company's AGM last week. What is the purpose of the $5 million capital raised by this share issue?

MD Deborah Rathjen
The $5 million capital raising will principally be used to fund the continued development program for BNC105, which is estimated to cost approximately $7 million up to and including the initial clinical trial. The new capital raised in combination with our $3.7 million commercial ready grant, places us in a strong financial position to continue the development of BNC105.

corporatefile.com.au
The cash position at the end of the first quarter ended 30 September 2006 was $5.57 million. What is your current cash burn rate and will it change over the course of the year?

MD Deborah Rathjen
The rate of cash burn for the September quarter was $1.2 million and we anticipate that to be maintained over the forthcoming quarters of this financial year. Of course, our cash reserves will be supplemented by the second tranche of the $5 million capital raising that was approved by shareholders at last weeks AGM.

corporatefile.com.au
In the year to 30 June 2006 revenues increased by 67 percent to $2.3 million and Grant Funding of $2.3 million increased 28 percent versus the previous

comparable period. Do you expect the growth in revenue and funding to be repeated in 2007?

MD Deborah Rathjen
This financial year increased revenues will come from a combination of growth in epilepsy diagnostic tests and possibly one new licensing deal. Our grant funding is anticipated to increase over the course of this financial year with the $3.7 million commercial ready grant awarded in April.

corporatefile.com.au
Thank you Deborah.

For previous Open Briefings with Bionomics Limited, or to receive future Open Briefings by e-mail, please visit www.corporatefile.com.au.

For more information about Bionomics Limited, please visit www.bionomics.com.au or call Deborah Rathjen on (08) 8354 6101.